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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          In Store Media Systems, Inc.
                          ----------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   45323V 10 6
                                 --------------
                                 (CUSIP Number)


                                 Melissa Schulze
           5254 S. Youngfield Ct., Littleton, CO 80127 (303) 932-1446
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 March 30, 2001
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).


CUSIP No.45323V106




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CUSIP No. 45323V106                   13D                      PAGE 2 OF 5 PAGES

================================================================================

     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MELISSA SCHULZE
              SSN:  ###-##-####

--------------------------------------------------------------------------------

     2 IF ANY OF THE SHARES BENEFICIALLY OWNED BY A REPORTING PERSON ARE HELD AS A MEMBER OF A GROUP AND SUCH MEMBERSHIP IS EXPRESSLY AFFIRMED, PLEASE CHECK BOX (a). IF MEMBERSHIP IN A GROUP IS DISCLAIMED OR THE REPORTING PERSON DESCRIBES A RELATIONSHIP WITH OTHER PERSONS BUT DOES NOT AFFIRM THE EXISTENCE OF A GROUP, PLEASE CHECK BOX (b)

                          [ ] (a)                   [X] (b)
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS

              OO
--------------------------------------------------------------------------------

     5        [ ] CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)

              NOT APPLICABLE
--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
--------------------------------------------------------------------------------

                             7       SOLE VOTING POWER
       NUMBER OF
                                     3,700,000
         SHARES
                             ---------------------------------------------------
      BENEFICIALLY           8       SHARES VOTING POWER

       OWNED BY                      -0-
                             ---------------------------------------------------
          EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                     3,700,0000
                             ---------------------------------------------------
      PERSON WITH            10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,700,000
--------------------------------------------------------------------------------

     12       [ ] CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.5%
--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              IN
================================================================================

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CUSIP No. 45323V106                   13D                      PAGE 3 OF 5 PAGES

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the shares of Common Stock of In Store Media System, Inc. (the "Issuer"). The name and address of the principal executive officers of the Issuer are:

   Name                                Age             Position
--------------------------------------------------------------------------------

Donald P. Uhl                          67     Chief Executive Officer
    15423 East Batavia Drive                  and Chairman of the Board
    Aurora, CO  80011

Robert L. Cohen                        39     Vice President, Chief Financial
    15423 East Batavia Drive                  Officer
    Aurora, CO  80011

Thomas F. Carroll                      55     Vice President Sales and Marketing
    15423 East Batavia Drive
    Aurora, CO  80011


ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name;

                  MELISSA SCHULZE

         (b)      Business address;

                  5254 S. YOUNGFIELD CT., LITTLETON, CO 80127

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                  NOT APPLICABLE

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case.

                  REPORTING PERSON HAS NOT BEEN CONVICTED IN ANY CRIMINAL PROCEEDING DURING THE LAST FIVE YEARS.

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

                  REPORTING PERSON HAS NOT BEEN PARTY TO A CIVIL PROCEEDING PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

         (f)      Citizenship.

                  REPORTING PERSON IS A CITIZEN OF THE UNITED STATES OF AMERICA.


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CUSIP No. 45323V106                   13D                      PAGE 4 OF 5 PAGES

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Reporting person acquired the shares of the Issuer as a shareholder of the E.Schulze Corporation (a Colorado corporation) which was acquired by In Store Acquisition Corp (a wholly-owned subsidiary of In Store Media Systems) on March 30, 2001. Reporting person exercises voting and investment control of all of the shares.

ITEM 4. PURPOSE OF TRANSACTION

         Personal investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Reporting person beneficially and of record owns 3,700,000 shares of Issuer Common Stock which represents approximately 5.5 percent of the outstanding shares of Common Stock of the Issuer.

         (b) Reporting person has sole voting and dispositive power over 3,700,000 shares of Common Stock and does not share voting or dispositive power over such shares with any other person.

         (c) During the last sixty (60) days, reporting person has not sold or otherwise disposed of any shares of Common Stock in broker's transactions effectuated through one or more market maker in the Issuer's Common Stock in unsolicited transactions.

         (d) Is any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                  NOT APPLICABLE.

         (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

                  NOT APPLICABLE.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reporting person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT 1 Agreement and Plan of Merger dated March 30, 2001 by and between The E. Schulze Corporation and In Store Media Systems, Inc., filed as Exhibit No. 2.1 to the Issuer's Registration Statement on Form 8-K dated March 30, 2001.


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CUSIP No. 45323V106                   13D                      PAGE 5 OF 5 PAGES

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      August 27, 2001
                                      ------------------------------------------
                                      Date



                                      /S/ MELISSA SCHULZE
                                      ------------------------------------------
                                      Signature


                                      Melissa Schulze
                                      ------------------------------------------
                                      Name